July 9, 2007

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Attn:    Mark P. Shuman

Re:	Cicero, Inc.
RegistrationStatement on Form S-1
Filed April 19, 2007
File No. 333-142238
Form 10-K for the Fiscal year Ended December 31, 2006

File No. 00-26392

Ladies and Gentlemen:

We have reviewed the comments in your letter dated May 16, 2007 that relate to the Company’s required filings and enclose our responses.

Form S-1

General

1.           The Number of shares being initially registered as well as the number of shares that were subject of prior registration statements are unclear. Your fee table relates to 40,461,978 shares of common stock and the cover page and selling stockholder table lists the same number of shares as available for resale using this prospectus. However, footnote (2) to the fee table states that 449,476 registered shares are being carried forward from a prior registration statement and disclosure on your cover page indicates that this prospectus is being combined with the prospectuses from four prior registration statements. Revise the facing sheet to disclose the number of shares being registered initially in the body of the fee table, and disclose the number of shares being carried forward from prior registration statements in a footnote to the fee table. Refer to the file number of each prior registration statements and identify the number of shares that will be offered by means of the current prospectus that were the subject of each such prior registration statement.

Response to Comment No 1:

We have revised the cover page, table and footnotes and removed the prior registration information as we have determined that we are not required to carry forward that registration.

2.           Pursuant to the requirements of Rule 429, you should revise your disclosure to include all information that would be required in the prospectuses you wish to combine with this prospectus. For example, you should provide the disclosure required by Items 507 and 508 of Regulation S-K for all selling stockholders and shares that were subject matter of prior filings that will be offered under the new prospectus. Provide a materially complete description of the transactions whereby all selling stockholders obtained the shares being offered for their accounts.

Response to Comment No. 2:

Because we have removed 466,635 shares being brought forward, we have not provided information about those shares in this registration statement.

Special Note About Forward-Looking Statements, page ii

3.
We note from you risk factor disclosure on page four that your common stock may be subject to the penny stock rules. However, it appears that your stock does not currently meet any of the exceptions from the definition of a penny stock set forth in Rule 3a51-1. If true, you should revise the text of your risk factor (and the subheading to the risk factor) to indicate that your stock is currently subject to such provisions. You should also note that a penny stock issuer may not rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. If you currently meet the definition of a penny stock issuer, you should revise your disclosure to remove any reference to the safe harbors for forward looking statements. You should also remove the disclosure currently located on page ii to a section of the prospectus not subject to the Plain English requirements of Rule 421(d).

Response to Comment No. 3

We have relocated the Forward Looking Statements to the MDA.

Summary, page 1

4.
Please confirm that you have revised your disclosure throughout the registration statement to give retroactive effect to the 100:1 reverse stock split set by your board of directors on November 20, 2006. In this regard, we note your disclosure that “all of the options issued (to your directors) are prior to a 100:1 reverse stock split which was affected at December 31, 2006” on page 57. Please note that all share amounts and exercise/conversion rates included in your prospectus disclosure should be revised to give effect to the reverse stock split.

Response to Comment No. 4

We have made the necessary revisions to provide consistent retroactive disclosure of the reverse stock split.

Selling Stockholders, page 8

5.
Revise your disclosure in this section to provide all the information required by Item 507 of Regulation S-K. In this regards, your table should be distinguished between securities owned prior to the offering, the number of shares being offered for the stockholder’s account, and the amount and percentage of shares to be owned by each shareholder after the completion of this offering. To avoid confusion, we will not object if you assume that all shares being offered will be sold.

Response to Comment No. 5

We have revised the Selling shareholders table.

6.
Your selling shareholder table currently covers 18 pages and includes over 200 footnotes resulting in an excessive amount of repetitive and confusing disclosure. For example, footnote disclosure such as that provided in footnotes (5), (6), (9), (10), etc. simply repeats the information presented in the selling stockholder table. Please revise your disclosure to remove this repetitive disclosure and include only material information in the footnotes to this table.

Response to Comment No. 6

We have revised and eliminated the repetitive and redundant disclosure.

7.
Please expand your disclosure to describe the material transactions and relationships between Cicero and each of the selling stockholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and the Series A-1 Preferred Stock or warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

Response to Comment No. 7

Because we have eliminated the shares from prior registration statements, we have edited the section to describe the transaction in which the shares being registered were issued.  This was the transaction relating to the reorganization of the capital of the company.

8.
In addition, please tell us whether any of the selling shareholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling shareholders are registered broker-dealers other than one acting as a placement agent, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response to Comment No. 8

To the best of our knowledge and belief, none of the selling shareholders are broker dealers or affiliates of broker dealers.

Management, page 55

9.
Your current disclosure on executive compensation, related party transaction and related information does not appear to address the new executive compensation disclosure requirements adopted in SEC Release 33-8732A (dated September 6, 2006) and Release 33-8765 (dated December 22, 2006) available on our website at www.sec.gov. You should thoroughly revise your disclosure to present the executive compensation, related party transaction and other related information in accordance with the requirements set forth in those Releases.

Response to Comment No. 9

We have thoroughly revised our disclosure on executive compensation, related party transaction and related information.

Principal Stockholders, page 59

10.	Please update the beneficial ownership table as of the most recent practicable date.

Response to Comment No. 10.

We have updated the beneficial ownership table to reflect ownership as of June 29, 2007.

11.
We note your statement that certain of your officers and directors disclaim beneficial ownership of certain shares (see footnotes (5) and (6)) and shares underlying options exercisable within 60 days (see footnotes (9), (11) and (13)) because “they are anti-dilutive”. Revise your disclosure to explain the basis on which the disclaimer is provided. Ensure that all shares that the holder has the right to acquire within 60 days, are presented as beneficially owned shares.

Response to Comment No. 11

We have revised the disclosure and eliminated the disclaimer which was inappropriate for these purposes.

Part II

Recent Sales of Unregistered Securities, page II-1

12.	Revise to provide the disclosure required by Items 701(a)-(d) of Regulation S-K for all unregistered sales of securities that occurred within the past three years.

Response to Comment No. 12

We have revised Part II, to include the description of the sale of the unregistered securities during the past three years.

Undertakings, page II-8

13.	Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K as applicable.

Response to Comment No. 13

We have revised to include the undertakings, as applicable, of Section 512(a)(5)(i) or (a)(5)(ii).

Signatures

14.
Note that Instruction 1 of Form S-1 regarding signatures states that the registration statement shall be signed by your controller or principal accounting officer, or by the persons performing similar functions. Please revise your disclosure to indicate the person signing the registration statement in this capacity.

Response to Comment No. 14.

We have added disclosure that our Chief Executive Officer is also our Principal Accounting Officer.

Annual Report on Form 10-K for the fiscal year ended December 31, 2006
General

15.	Please revise the disclosure in your Form 10-K to address the issues noted above, as applicable.

Response to Comment No. 15.

We have amended our disclosure in the Form 10-K/A.

Item 9A. Controls and Procedures, page 28

16.
We note that your Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer concluded that your disclosure controls and procedures “are effective to ensure that information required to be disclosed in your periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported as and when required.” However, the expressed conclusion relates only to a portion of the definition of disclosure controls and procedures set forth in Rule 13a-15(e). Please revise to state whether your CEO and CFO concluded your disclosure controls and procedures are effective at the reasonable assurance level (referenced in your disclosure)to effective ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports you file or submit under the Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.

Response to Comment No. 16.

We have modified our disclosure as required.

17.
We also note your disclosure that management concluded that there were no significant deficiencies or material weaknesses in the design or operation of internal controls which could significantly affect the Company’s ability to record, process, summarize and report financial information. Please clarify that you are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act, that you did not provide a management report on your internal controls over financial reporting (or and independent auditor’s assessment thereof) and clarify the criteria which management used to assess the design and operation of your internal controls over financial reporting, or eliminate the information.

Response to Comment No. 17

We are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act and as such, did not provide a management report on our internal controls. We have modified our disclosure to omit any commentary on internal controls.

Very truly yours,

/s/ John P. Broderick
John P. Broderick

cc:	Lawrence M. Bell, Esq.
Margolis & Company